July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

Office of Energy & Transportation

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-3 (File No. 333-272980) (the “Registration Statement”) of Navigator Holdings Ltd. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant hereby respectfully requests acceleration of the effectiveness of the above captioned Registration Statement, so that the Registration Statement will become effective at 4:30 p.m. (Eastern Time) on July 11, 2023, or as soon thereafter as practicable.

Please contact Adorys Velazquez of Baker Botts L.L.P. at (212) 408-2523 with any comments or questions regarding the Registration Statement, this letter or related matters.

Yours very truly,

NAVIGATOR HOLDINGS LTD.

By:	/s/Mads Peter Zacho
Name: Mads Peter Zacho
Title: Chief Executive Officer

cc:	John Reay, Navigator Holdings Ltd.

Adorys Velazquez, Baker Botts L.L.P.